SOCIAL MEDIA POSTS

Mabi

was always wondering if I'm missing some

8:25 AM

Let's do it.

Elevator bank of Betters office on 80th floor of 1 WTC (he shut off my access even though I am a director). Mostly because he didn't want me to see that not even the receptionist is in while he's been in the south of France.

Watch him hide behind his lawyers and PR firm.

Or are you not back yet ? It's September Daniel !! Where are you ??

It's like where's Waldo. We need where's dandan

8:27 AM

😂

Edited

Joseph

↰ Joseph

So zero monthly cash burn in 90 days. That does sound good. Can it be done

Has it been done by Vishal previously? 10:13 AM

Yeah . We made $400 mm in cash profit in march 2020- march 2021- low rates helped —- but also discipline, no prioritizing work life balance, a hard charging culture, and a non-woke board also did their magic. 10:16 AM

👍 2

Edited

↰ Joseph

Probably just brushed it off because they were bleeding. He said break even by September but finished -20 mil q...

im gonna guess the guidance was given based on refi growth and that fell apart 9:51 AM

↰ Justin Klish

Well actually he changed that and said he would give written responses and that never happened

Daniel strongly pushed me to go silent while we were doing cost cuts. I have it all in writing.

PRN Vishal Garg Unveils 90-D...
www.prnewswire.com

🔥

Joseph

He said that late July though. 3 weeks later -20 million. 9:52 AM

😂 💯

Here's the 90 day plan. 9:52 AM

Joseph

Joseph

Thank you Vishal, at least you respond. @danielsethlewis do you have a rebuttal here? To bad we couldn't have a live debate between you two with someone asking the questions. We as outsiders do not have internal insights and any choice we make is based on public information. Would love to hear more thoughts. Vishal, if you lose please stay on as we need you and your expertise 7:21 AM

Happy to do a live debate. I know the facts 100x better than he does. He just can throw rocks and write memos. Things that sound good on paper. Make some rocks before you throw them.
Get in the arena. dandan. It's not the critic who counts, it's the man in the arena. 7:33 AM

6:38 AM

Joseph

FYI, I just voted for the current board/Daniel. It says that I can still change my vote so if anyone has anything to add than wil...

Thanks Joseph. We weren't pitching heloc in the partnership channel that hard until mid year. We were pitching refi since we had CK as a partner and tangible progress we could show there. We were ramping NEO and retail because we had tangible progress there. We were hoping to be able to pitch HELOC more strongly to partners but we needed a live demoable partner of scale in heloc which we only got going by late q1/early q2 2026.

It would be so easy for me to blow up Daniel's lie but I have a great deal of respect for this partner and I want to do major business with them once I return so I won't name them here.

So HELOC growth to date has been mostly DTC. Those are 2 different vectors.
- partnerships
- heloc

Not the same growth vector. Perhaps that's where the confusion is.

Daniel has made it one vector partnership growth through helocs in the broker channel. Ask him why he thinks we will succeed in the broker channel with a portal. Ask him if he's signed up a single new broker since I left. Ask him how many I signed up in July. In June.

Thank you.

7:02 AM

↰ Adrien

If Vishal said it, it must be true right? Like the Q2 guidance a couple of weeks before earnings?

You don't understand how fast the rates going up as prolonged Iran conflict news bled into market stalled the pipeline. Top of funnel looked great. Rate people could lock at spiked. Changed the conversion dynamics materially. Refi savings and breakeven point are very sensitive. Did any of you predict Iran or rates or oil prices. Just explaining not being defensive.

9:04 AM

↰ Justin Klish

Please please I hope they didn't hire a PR firm to handle shareholder communication

Dan's got a PR firm , a proxy solicitation firm and 3 law firms. One for the company, one for the special committee, and one for himself. CLOWNSHOW with our money.
9:01 AM

Adrien

↰ Vishal Garg

Nope. Word is he wants to move the company to Nashville. The entire Eng team and capital markets tea...

Same kind of word you spread before Q2 earnings? 8:13 AM

The partner WAS producing meaningful HELOC volume BEFORE dan scared them off with his "submit apps into our broker portal nonsense". If I am back, we will get this partner turned back ON. 8:16 AM

Mabi

Better Home and Finance Company @SaveBETR · 12m

FACT: No $BETR partnership is contributing material HELOC revenue.

NONE. DTC + NEO only.

Another day, another @vishal_better post to delete.

Materially false or misleading statements in a proxy solicitation are unlawful.

$BETR @SaveBETR

Vishal Garg

2. There is one major partnership which has produced HELOC volume.

1 3 16



???
what is true these days 8:09 AM

Nope. Word is he wants to move the company to Nashville. The entire Eng team and capital markets team are stewing about it. 8:10 AM

Vishal Garg

1. Lots of cost cuts. Along with revenue growth, Thats how monthly burn came down over 60% from ~$10mm ...

in house attorneys should be using AI to do as much of the routine work as possible. Then when something is complex, high risk or needs a second opinion, send it to outside counsel for review. Paying a massive law firm $1,500 an hour to do work your own legal team can handle with AI makes zero sense to me 8:01 AM

Dan ! Are you back from Provence !!!??? Do tell !

8:02 AM

facts

I'm interested in truth and responbility 7:46 AM

All things work together in tandem. It's a multi vector decision. The first $10mm is easy at prices way below fair value. It's a better investment decision than the bottom 50% of growth initiatives. If price goes higher then buyback rationale has to change. It's math guys. Not words. Words are easy. 7:46 AM

Justin

This post is currently in ads review. ?

Manage



Vishal Garg in • You

Founder & Board Member, Better.com

1d •

The path to a better Better is simple. I stepped away and it helped me simplify and identify 6 core steps. Rooted in numbers not words. No more corporatitis. Work hard, do good, or don't be here. Everyone onboard, pls vote today. A better tomorrow starts with you today.

Consent cards in your mailbox via UPS.

https://lnkd.in/gfwHukyC

Vishal Garg Unveils 90-Day Plan to Restore Growth, Profitability and Shareholder Value ...

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Vishal Garg in · You

Founder & Board Member, Better.com

1d ·

To all my **Better** teammates —- while your board and boss are sipping rose in Provence last few weeks —- I am working hard to end **Daniel Lewis** reign of ERROR.

You're all shareholders - come by for a coffee on the 85th floor of 1 WTC. I am here all day. Same elevator bank, 5 floors up.

Daniel can't stop you - I am completely legally allowed to meet any shareholder and discuss our 90 day plan post return and have you consider the consent proxy. And if you got your vote card by UPS today pls do fill it out and send it back. Your vote matters !

Daniel and the board burned $2.1 mm in the last month on lawyers and consultants keeping you from the right to vote. And they lost.

Let's put an end to this Reign of Error!

https://lnkd.in/gfwHukyC

Vishal Garg Unveils 90-Day Plan to Restore Growth, Profitability and Shareholder Value ...

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facts

I'm interested in truth and responbility 7:46 AM

All things work together in tandem. It's a multi vector decision. The first $10mm is easy at prices way below fair value. It's a better investment decision than the bottom 50% of growth initiatives. If price goes higher then buyback rationale has to change. It's math guys. Not words. Words are easy. 7:46 AM

Justin

👍

Then I witnessed Daniel's lack of competence and the board's bungling of the whole thing across multiple vectors. And the market voted on it too. So I offered to help again. And again. And again. That week. It's all in writing.
Then they told me they made a mistake and they need help getting Daniel out. Harit and Prabhu said that. Directly. Now they are trapped on a board worried about Daniel suing them. So they need an out. Hence the vote. The directors themselves want out guys. Read the legal papers. 7:40 AM

↩ Vishal Garg

By the way, I did step aside. On August 3. Happily and politely. In middle of day at 130pm. Offered to help in a...

What changed then? I assume the way Daniel handled it as he seemed like a friend. Im not a fan of that part. Vishal why will Hugh leave if you win? 7:41 AM

I don't know ask him. Ask him if he thinks this whole thing was handled properly. I know others who have asked him. And he will admit privately he is stuck. Remember these guys have much more to lose than they do to gain from reversing their earlier decision. It's the problem with independent directors. Liability management not growth optimization. 7:42 AM

↩ Adrien

↩ Adrien

Look at what he just re-tweeted. That's his answer.
He will burn it to the ground in order to regain control. That's ...

What a lie. I've repeatedly invested my own money into the company from seed to series A to post de-SPAC to keep it going. Not burning anything to the ground. Going to make it rise like a phoenix from the ashes of the refi bust. We have only pure AI native learning dataset of its kind in a $2 trillion market across a $110 billion of loans. It's what bezos had with Amazon and customer preference data in 2003. Play the long game. Be relentless. Relentlessly. 7:37 AM

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Maximus

Vishal also has a character problem. 7:37 AM

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↩ Vishal Garg

What a lie. I've repeatedly invested my own money into the company from seed to series A to post de-SPAC to ...

Then answer the question: if you lose the vote, will you quietly step aside? 7:37 AM

I just answered it above 7:37 AM

Maximus

Maximus

Ok so the answer is no, got it

Thank you for answering 7:38 AM

By the way, I did step aside. On August 3. Happily and politely. In middle of day at 130pm. Offered to help in any way. 7:38 AM

Justin